Exhibit 3.2

                                    RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                           ALLIANT ENERGY CORPORATION


         Pursuant to Section 180.1007 of the Wisconsin Business Corporation Law, these Restated Articles of Incorporation shall supersede and take the place of the corporation's heretofore existing Restated Articles of Incorporation and all prior amendments thereto.

                                    ARTICLE I

         The name of the corporation is Alliant Energy Corporation.

                                   ARTICLE II

         The period of existence of the corporation shall be perpetual.

                                   ARTICLE III

         The corporation is organized for the purpose of engaging in any lawful activities within the purposes for which corporations may be organized under Chapter 180 of the Wisconsin Statutes, as amended from time to time.

                                   ARTICLE IV

         The corporation shall have authority to issue two hundred million (200,000,000) shares of common stock, $.01 par value.

                                    ARTICLE V

         No holder of any capital stock of the corporation shall have any preemptive right to purchase, acquire to subscribe to any capital stock or other securities issued or sold by the Corporation, including any such capital stock or securities now or hereafter authorized.

                                   ARTICLE VI

         The address of the registered office of the Corporation is 222 West Washington Avenue, P. O. Box 2568, Madison, Wisconsin 53701-2568, and the name of the registered agent of the Corporation at such address is Edward M. Gleason.

                                   ARTICLE VII

         The corporation reserves the right to increase or decrease its authorized capital stock or any class or series thereof, or to reclassify the same.


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                                  ARTICLE VIII

         The number of directors constituting the Board of Directors shall be as fixed from time to time by the Bylaws of the Corporation, but shall not be less than seven (7). Each director shall be a stockholder of the Corporation. The directors of the Corporation shall be divided into three classes as nearly equal in number as possible, to serve for staggered three-year terms or until their respective successors are duly elected and qualified. The initial directors of the Corporation shall be those persons who, at the time of the effectiveness of the merger of the Corporation's subsidiary, WPL Acquisitions, Inc., into the Corporation's subsidiary, Wisconsin Power and Light Company, are serving as directors of Wisconsin Power and Light Company, each to hold office for the term for which such person was elected a director of Wisconsin Power and Light Company. Beginning with the Corporation's annual meeting of stockholders in 1988, the successors of the class of directors whose terms shall then expire shall be elected to hold office for a term expiring a the third annual meeting of stockholders after their election or until their respective successors are duly elected and qualified. If, at any annual meeting of stockholders, directors of more than one class are to be elected, each class of directors to be elected at such meeting shall be nominated and voted for in a separate election. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled until the next succeeding annual meeting of stockholders by the majority vote of the directors then in office, even if less than a quorum.

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